Golden Metropolis International Ltd.

c/o Wuxi Jincheng Curtain Wall Decoration Engineering Co., Ltd.

229 Changjiang Road East, Xinwu District

Wuxi, Jiangsu Province

People’s Republic of China 325025

December 6, 2018

Via E-Mail

Amanda Ravitz

Assistant Director

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	Golden Metropolis International Limited

Amendment No. 4 to Registration Statement on Form F-1

Filed September 18, 2018

File No. 333-221955

Dear Ms. Ravitz:

We are in receipt of Staff’s comment letter dated October 4, 2018 regarding the above referenced filing. As requested by the Staff, we have provided responses to the questions raised by the Staff. For your convenience, the summarized matters are listed below, followed by our responses:

Consolidated Financial Statements, page F-1

1.	Please amend your filing to include interim financial statements and related disclosures. Refer to Item 8.A.5 of Form 20-F for guidance.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have included our interim financial statements for the six months ended June 30, 2018 and 2017 in the amended F-1.

Note 3, page F-18

2.	Based on the adverse collection trends noted in our prior comments, it appears that your December 31, 2017 allowance for doubtful accounts was not determined in a consistent manner as required by ASC 310-10-35-4(c). Specifically, it remains unclear how you could objectively conclude that a material reduction in your coverage ratio was appropriate in light of the adverse developments occurring in 2017. A consistent application of your accounting policy would appear to generate a higher coverage ratio in 2017 in response to the adverse developments. Alternatively, your collection of the bankrupt account can reasonably be viewed as positive objective evidence that supports maintaining the same coverage ratio as at December 31, 2016. However, the material reduction in the coverage ratio remains unsupported. The subsequent collections cited in your letter do not appear to fully support the reduction in coverage ratio since: your total receivables increased in 2017 even though your revenues decreased; there were no subsequent collections on a significant number of your accounts; and a significant amount of your receivables have been outstanding since 2015 and 2014. Based on the above, it appears that an increase in your allowance is required either at December 31, 2017 or at June 30, 2018.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised our allowance for doubtful accounts in the restated audited financial statements.

Exhibit 5.1 Legality Opinion

2.	We note your legality opinion assumes documents examined by counsel are “complete, up to date and (where applicable) in full force and effect. Because counsel has been asked to opine on the legality of the shares, it is not appropriate to assume the corporate documents governing those shares are complete and in full force and effect.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that our BVI counsel has revised its opinion, which has been re-filed as Exhibit 5.1.

3.	Similarly, in paragraphs 2.4, 2.5, 2.7, 2.8, and 2.9, counsel assumes corporate actions have or have not been taken pertaining to the shares. Please revise these assumptions as they go to the essence of the opinion.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that our BVI counsel has revised its opinion, which has been re-filed as Exhibit 5.1.

4.	In paragraph 3.2(b), please clarify the shares will be “validly issued, fully paid, and non- assessable” as those terms are understood under US law. See Section II.B.1.c of Staff Legal Bulletin No. 19.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that our BVI counsel has revised its opinion, which has been re-filed as Exhibit 5.1.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Golden Metropolis International Limited

By:	/s/ Minpei Zha
Name:	Minpei Zha
Title:	Chief Executive Officer